DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
mtelford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

[redacted]NSENADA, 2
ESPAÑA

ONGI
106-6033

3A CHATER ROAD
HONG KONG

04035924

File No. 82-5201

July 29, 2004

SUPPL

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

JUL 29 2004

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation entitled, "H1 2004".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Best regards,

Matthew Telford

Matthew Telford
Legal Assistant

dlw 8/3

Enclosure

By Hand Delivery

Gamesa

H1 2004





JULY 2004

Agenda

- Executive Summary
- Financial Performance
- Conclusion

Gamesa

Executive Summary

- EUR 107 MM Net Income represents 47% of Total Budget (EUR 230 MM)
- H1 2003 Results included some peak windfarm sales to Iberdrola and Marubeni in the first quarter, which represents a non comparable result with H1 2004 (-21%).
- Good performance of WTG Manufacturing (Gamesa Eólica and Made) with 97% of Growth in Revenues and 54% in Net Income.
- 268 MW of Windfarms sold.
- Aeronautica in line with Budget.
- New regulation in Spain for Renewable Energy improves visibility
- EUR 35 MM of Complementary Dividend paid (to be added to EUR 30 MM paid in January 2004)
- Share Split implemented on the 7th of June (1 old share for 3 new shares).
- 2004 budget (EUR 230 MM) maintained

Gamesa

Financial Performance

Consolidated Financial Statements. P&L Highlights

EUR MM	2003 H1	2004 H1	Δ %
Revenues	763	833	9%
EBITDA	187	165	-12%
Net Income	**136**	**107**	**-21%**

- 268 MW of Windfarms sold
- 733 MW of Turbines sold (69% increase vs. 2003)
- Windfarm and Turbine sales in H2 will be higher than in H1

Gamesa

Financial Performance
Divisional Breakdown

EUR MM	REVENUES			EBITDA			NET INCOME		
	2003 (H1)	2004 (H1)	%	2003 (H1)	2004 (H1)	%	2003 (H1)	2004 (H1)	%
G.Energia	297	60	-80%	110	46	-58%	97	40	-59%
G Eolica (*)	261	513	97%	53	94	77%	28	43	54%
G. Servicios	71	118	66%	4	7	75%	2	3	50%
G.Aeronautica	128	141	10%	20	20	-	13	16	23%
SESA							-9	-7	
Corporate & Adj.	6	1			-2		5	12	
GAMESA	763	833	9%	187	165	-12%	136	107	-21%

(*) 2004 includes Made, which was acquired in July 2003

Financial Performance
Gamesa Energía. Windfarm Development

Gamesa Energia			
EUR MM	2003 H1	2004 H1	Δ %
Revenues	297	60	-80%
EBITDA	110	46	-58%
Net Income	**97**	**40**	**-59%**

- 268 MW of windfarms sold
- 600 MW of windfarms under construction (more than 200 in Italy and Portugal)
- Sale of first windfarms abroad achieved (Italy and Portugal)
- Good prospects for H2 given sales pipeline and contacts made

Gamesa

Financial Performance
Gamesa Eólica. WTG Manufacturing

Gamesa Eolica (*)			
EUR MM	2003 H1	2004 H1	Δ %
Revenues	261	513	97%
EBITDA	53	94	77%
Net Income	**28**	**43**	**54%**

- 733 MW sold vs 433 MW in 2004 (+ 69%)
- 14 % of MW sold outside of Spain (Italy, Portugal, China, and France)
- Margins lower than in 2003 due to integration of Made in July 2003
- Turbine sales in H2 will be higher than in H1, achieving the estimated sales of 1,657 MW
- G87 2.0 MW (carbon fibre blade) has started mass production

(*) 2004 includes Made, which was acquired in July 2003

Gamesa

Financial Performance
Gamesa Servicios. Advanced Services

Gamesa Servicios			
EUR MM	2003 H1	2004 H1	Δ %
Revenues	71	118	66%
EBITDA	4	7	75%
Net Income	2	3	50%

- Installation and maintenance activity contributes to improve efficiency behaviour of wind turbines
- International expansion to provide this service abroad Spain

Gamesa

Financial Performance
Gamesa Aeronáutica.

Gamesa Aeronautica			
EUR MM	2003 H1	2004 H1	Δ %
Revenues	128	141	10%
EBITDA	20	20	-
Net Income	**13**	**16**	**23%**

- **Level of activity in line with expectations**
- **Strong improvement in ERJ 170 / 190**
- **USD exposure hedged until 2005**

Conclusion

- Based on
  - the good performance of Gamesa Eólica with 69% growth in MW sold,
  - the good prospects of Gamesa Energía with the existing contracts and others in negotiation,
  - the activity of Gamesa Servicios and Gamesa Aeronáutica being in line with our expectations
  - and having achieved 47% of the year's budget in the first half,

- The 2004 Budget is maintained

Gamesa

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

Gamesa